Exhibit 23(b)

Consent of Independent Registered Public Accounting Firms

The Board of Directors
Unilever PLC

We consent to the use of our report dated 24 February 2017 with respect to the consolidated balance sheets of Unilever Group (Unilever N.V. and Unilever PLC, together with their subsidiaries) as of 31 December 2016 and 2015, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the years in the three-year period ended 31 December 2016, and the Guarantor Statements, and the effectiveness of internal control over financial reporting as at 31 December 2016, incorporated herein by reference and to the reference to our firms under the heading “Experts” in the prospectus.

/s/KPMG LLP	/s/KPMG Accountants N.V.

London, United Kingdom	Amsterdam, the Netherlands
27 July 2017	27 July 2017